Exhibit 1

      Information on material fact (event, action) affecting financial and economic activity of the issuer

Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom

Place of location:  5 Delegatskaya St., 127091, Moscow
Issuer's code:  00124-A

Date of fact (event, action):  December 27, 2002
Code of fact (event, action):  0400124A27122002

Full name of the legal entity, in which stake in the shareholders capital belonging to the issuer has been changed: Open Joint-Stock Company RTComm.Ru

Location of the legal entity: 32 Nizhegorodskaya Str., building 15, 8th floor, Moscow, 109029 Postal address of the legal entity: 32 Nizhegorodskaya Str., building 15, 8th floor, Moscow, 109029

Stake of OJSC "Rostelecom" in the legal entity's shareholders capital before the change: 25.00001% Stake of OJSC "Rostelecom" in the legal entity's shareholders capital after the change: 31.1%

Deputy General Director -
Finance Director              [signed and sealed]           Vladimir I. Androsik

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                                                                       Exhibit 2

      Information on material fact (event, action) affecting financial and economic activity of the issuer


Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom

Place of location:  5 Delegatskaya St., 127091, Moscow
Issuer's code:  00124-A

Date of fact (event, action):  December 27, 2002
Code of fact (event, action):  1800124A27122002

The governing body of the issuer that has adopted a resolution authorizing to execute the transaction: The Board of Directors of OJSC Rostelecom (Protocol No. 8 December 10, 2002).

Full name of the legal entity, contracting party in the transaction: Open Joint-Stock Company RTComm.Ru
Location of the legal entity, contracting party in the transaction: 32 Nizhegorodskaya Str., building 15, 8th floor, Moscow, 109029
Postal address of the legal entity, contracting party in the transaction: 32 Nizhegorodskaya Str., building 15, 8th floor, Moscow, 109029

Description: signing of an agreement on the purchase of 1 250 000 001 ordinary shares of additional share issue by OJSC "RTComm.Ru" at nominal value of 0,01 rubles per share with the total value of the transaction - 12 500 000 rubles.

Agreement entered into force: December 25, 2002

Deputy General Director -
Finance Director              [signed and sealed]           Vladimir I. Androsik

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